UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13D
                             (Amendment No. 9)*

                 Under the Securities Exchange Act of 1934

                                ADECCO S.A.
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                              (Name of Issuer)

                COMMON SHARES, PAR VALUE CHF 1.00 PER SHARE
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                       (Title of Class of Securities)

                                 H00392318
                               (CUSIP Number)

                            Stefan Schaechterle
                             Akila Finance S.A.
                        16, Rue Jean-Pierre Brasseur
                            L - 1258 Luxembourg
                            Tel. : +352 2697 801
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          (Name, Address and Telephone Number of Person Authorized
                  to Receive Notices and Communications)

                             November 17, 2006
          --------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------
CUSIP No.  H0036T106
------------------------------


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   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         AKILA FINANCE S.A.
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                              (a)[ ]
                                                                         (b)[ ]
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   3     SEC USE ONLY


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   4     SOURCE OF FUNDS (See Instructions)

         WC
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   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                              [ ]

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   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Luxembourg
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                     7    SOLE VOTING POWER
    NUMBER OF
      SHARES
                    -----------------------------------------------------------
   BENEFICIALLY      8    SHARED VOTING POWER
     OWNED BY
       EACH               10,188,580
                    -----------------------------------------------------------
    REPORTING        9    SOLE DISPOSITIVE POWER
      PERSON
       WITH
                    -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                          10,188,580
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   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         10,188,580
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   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (See Instructions)                                          [ ]
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   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.44%
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   14    TYPE OF REPORTING PERSON (See Instructions)

         CO
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

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   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         PHILIPPE FORIEL-DESTEZET
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                              (a)[ ]
                                                                         (b)[ ]
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   3     SEC USE ONLY


-------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (See Instructions)

         AF
-------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                              [ ]

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   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         FRANCE
-------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
    NUMBER OF
      SHARES
                    -----------------------------------------------------------
   BENEFICIALLY      8    SHARED VOTING POWER
     OWNED BY
       EACH               10,188,580
                    -----------------------------------------------------------
    REPORTING        9    SOLE DISPOSITIVE POWER
      PERSON
       WITH
                    -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                          10,188,580
-------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         10,188,580
-------------------------------------------------------------------------------
   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (See Instructions)                                          [ ]
-------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.44%
-------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON (See Instructions)

         IN
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

                                SCHEDULE 13D
                                ------------

     This Amendment No. 9 (this "Amendment") (i) amends the Schedule 13D originally filed on May 1, 1997, as amended by Amendment No. 1 thereto filed on May 3, 1999, Amendment No. 2 thereto filed on January 11, 2000, Amendment No. 3 thereto filed on December 28, 2000, Amendment No. 4 thereto filed on May 11, 2001, Amendment No. 5 thereto filed on February 12, 2004, Amendment No. 6 thereto filed on December 8, 2005 ("Amendment No. 6"), Amendment No. 7 thereto filed on December 13, 2005, and Amendment No. 8 thereto filed on July 27, 2006 ("Amendment No. 8"), (ii) relates to the Common Shares, par value CHF (Swiss Francs) 1.00 per share (the "Shares"), of Adecco S.A., a Swiss societe anonyme (the "Company") and (iii) is filed on behalf of Akila Finance S.A., a Luxembourg societe anonyme ("Akila Finance"), and Philippe Foriel-Destezet (collectively with Akila Finance, the "Reporting Persons").


ITEM 4.   PURPOSE OF TRANSACTION.

(a) Pursuant to the Agreements defined in Item 6 hereto, the Reporting Persons disposed of 12,000,000 Shares on November 17, 2006.

Except as otherwise indicated in this Amendment, none of Philippe
Foriel-Destezet, Akila Finance or, to the best knowledge of Philippe Foriel-Destezet or Akila Finance, the directors or executive officers of Akila Finance currently has any specific plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D; however, Philippe Foriel-Destezet or Akila Finance may develop or consider such plans or proposals in the future.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

(a) After giving effect to the transaction described in Item 6 hereto, which closed pursuant to the Agreements defined in Item 6 hereto, Akila Finance beneficially owns 10,188,580 Shares, representing 5.44% of the outstanding Shares.

Philippe Foriel-Destezet and his wife, Aline Foriel-Destezet, own together 100% of the Akila Finance capital stock. Philippe Foriel-Destezet is the majority shareholder of Akila Finance, is a member of the board of directors of Akila Finance, has the sole voting and disposition power over all of the Shares owned by Akila Finance, and therefore, for purposes of
Schedule 13D, Philippe Foriel-Destezet beneficially owns 10,188,580 Shares, representing 5.44% of the outstanding Shares. Except as indicated in this clause (a) of Item 5, no executive officer or director of Akila Finance beneficially owns any Shares.

(b) Akila Finance directly owns all of the Shares identified as beneficially owned by Akila Finance in clause (a) of this Item 5. Philippe Foriel-Destezet is the beneficial owner of all of the Shares owned by Akila Finance, as discussed above in clause (a) of this Item 5. Therefore, for purposes of Schedule 13D, this Amendment reports that Akila Finance and Philippe Foriel-Destezet share the power to dispose or direct the disposition of all of such 10,188,580 Shares and the power to vote or direct the vote of all of such 10,188,580 Shares.

(c) Except as otherwise indicated in this Amendment, in the past sixty days, there have been no transactions, including purchases or sales, in the Shares by Akila Finance, Philippe Foriel-Destezet, or the executive officers and directors of Akila Finance.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     On November 17, 2006, the transaction contemplated by the Agreements closed. For purposes of this Amendment, the term "Agreements" refers to (i) the Share Purchase Agreement II, defined in and filed as Exhibit 3 to Amendment No. 6, as amended and described in Amendment No. 8 (collectively, the "Share Purchase Agreement II"), and (ii) the Escrow Agreement and Amendment No. 1 to the Escrow Agreement, each of which is defined in and filed as Exhibit 2 and Exhibit 3, respectively, to Amendment No. 8 (collectively, the "Escrow Agreement"). Any descriptions of the Agreements in this Amendment are qualified in their entirety by the terms of the actual Agreements as filed as exhibits and, if applicable, as otherwise amended as indicated directly above.

     Pursuant to the Share Purchase Agreement II, at the closing of the transaction Akila Finance sold 12,000,000 Shares to Triventura AG at a purchase price per Share of CHF 72.12 for an aggregate purchase price of CHF 865,440,000 (the "Sale"). The purchase price was completely paid for by Triventura AG to Akila Finance. Pursuant to the Escrow Agreement, the Shares sold in the Sale were released from escrow and were completely delivered by (and the beneficial ownership of these Shares was transferred by) Akila Finance to Triventura AG through the facilities of SIS Sega Intersettle AG, the Swiss securities clearing organization. The closing of the Sale took place in Zurich, Switzerland.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit 1 Joint Filing Agreement, dated February 12, 2004, by and between Akila Finance S.A. and
                        Philippe Foriel-Destezet.*

* - Previously filed as an exhibit to the Schedule 13D filed by the Reporting Persons on February 12, 2004.

                                 SIGNATURES
                                 ----------

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  November 27, 2006



                                     AKILA FINANCE S.A.


                                     By :  /s/ Stefan Schaechterle
                                         --------------------------------
                                         Name : Stefan Schaechterle
                                         Title : General Manager



                                     /s/ Philippe Foriel-Destezet
                                     ------------------------------------
                                     Philippe Foriel-Destezet